[Letterhead of Sullivan & Cromwell LLP]

March 7, 2019

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

Office of Healthcare & Insurance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	ProSight Global, Inc. Draft Registration Statement on Form S-1 Submitted January 22, 2019 CIK No. 0001634038

Ladies and Gentlemen:

On behalf of our client, ProSight Global, Inc. (the “Company”), we wish to inform you that the Company has confidentially submitted a revised draft of the above-referenced Draft Registration Statement on Form S-1 (the “Revised Draft Registration Statement”), which relates to a proposed initial public offering of common shares of the Company. The Revised Draft Registration Statement reflects the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated February 21, 2019 (the “Comment Letter”), as well as certain updated, revised and supplemental information.

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to the Company’s response. The page numbers in the Company’s responses refer to the page numbers in the Revised Draft Registration Statement.

Securities and Exchange Commission March 7, 2019

We have enclosed a copy of the Revised Draft Registration Statement marked to show all changes from the previous draft referenced above. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Revised Draft Registration Statement.

The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.

Draft Registration Statement on Form S-1 submitted January 22, 2019

Letter From Joe Beneducci, Founder and CEO, page i

1.	Please revise the letter to shareholders to provide a balanced discussion of your company and products by clarifying the following:

•	How your insurance products differ from other available insurance products;

•	What are the problems your third party solutions are designed to address;

•	What is the basis for your statement that you enjoy the financial strength of a top-tier insurance company, given your history of losses? How are you defining financial strength?;

•	How does technology-based platform allow for growth beyond ordinary industry standards?;

•	Explain your reference to “profitable growth,” given your net losses for the years ended December 31, 2016 and 2017 and how you are defining “profitable”; and

•	Explain the meaning of your statement that you can “respond to customer needs on an entirely different level.”

Securities and Exchange Commission March 7, 2019

Response: The Company has revised the letter from Mr. Beneducci in response to the Staff’s comment. The Company believes that the letter properly serves as a brief introductory statement, in the CEO’s own style, of the Company’s business goals and objectives with respect to its policyholders, business partners and employees which are discussed in detail in the remainder of the Revised Draft Registration Statement. The Company respectfully submits that the contents of the letter are consistent with the other disclosures in the Revised Draft Registration Statement and the statements noted in the Staff’s comment are further explained and supported in the Revised Draft Registration Statement. For example, a discussion of the Company’s insurance products and third-party solutions is set forth on pages 4, 5 and 94 of the Revised Draft Registration Statement (describing SecureFleet® and Complete®) and on pages 100 through 104 (describing the Company’s customer segments and niches). The statements regarding financial strength are further discussed on pages 8, 75 and 98 with respect to the Company’s and its insurance subsidiaries’ A.M. Best ratings, as supported by information regarding our net income and ratios presented in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Revised Draft Registration Statement.

Market, Industry and Other Data, page iv

2.	Please revise to clarify your liability for statements included in the prospectus, regardless of the fact that you did not verify them and cannot guarantee their accuracy.

Response: The Company has revised the disclosure on page v of the Revised Draft Registration Statement in response to the Staff’s comment.

Our Company and Business Overview, page 1

3.	Please describe the difference between distributing insurance products on an “admitted” and “non-admitted” basis the first time the terms are used.

Response: The Company has added footnote 1 on page 1 of the Revised Draft Registration Statement in response to the Staff’s comment.

4.	Please provide the basis for your assumptions that the rest of the industry is unable to respond to changes in industry dynamics because other companies in the industry rely on obsolete systems and other companies in the industry are not able to mine data to manage their businesses and inform underwriting on a real time basis. Without support for your statements that other companies in the industry are unable to do these things, claiming these abilities as advantages is not appropriate.

Response: The Company has revised the disclosure on pages 2 and 91 of the Revised Draft Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission March 7, 2019

5.	Please revise the graph depicting 2018 GWP from Customer Segments by Distribution Channels to explain the term “PSIB.”

Response: The Company has revised the graph on pages 3 and 90 of the Revised Draft Registration Statement in response to the Staff’s comment.

Our Competitive Strengths, page 4

6.	The summary should provide a balanced discussion of your company and its operations. As currently drafted, your summary provides a detailed discussion of the positive aspects of your company and its strategy, much of which is repeated in later sections of the registration statement, and a limited discussion of risks associated with an investment in the company. Please revise your disclosure to provide a summary of your competitive strengths and strategy by eliminating the detailed discussion that is largely redundant of your Business and Management sections. The summary discussion of your advantages, strategy and risk factors should provide similar levels of detail and similar prominence.

Response: The Company has revised the discussion on pages 4 through 10 of the Revised Draft Registration Statement in response to the Staff’s comment.

Our Strategy, page 7

7.	Please revise your reference to your A.M. Best rating to also disclose that it is the fourth highest of 16 point scale and is a measure of your ability to meet your obligations to your policyholder, as opposed to an investment rating. This information should be provided in the earliest reference to the rating.

Response: The Company has revised the reference to its A.M. Best rating on page 8 of the Revised Draft Registration Statement as indicated in the Staff’s comment.

Implications of Being an Emerging Growth Company, page 10

8.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has not made any written communications or authorized anyone to make any written communications with potential investors in reliance on Section 5(d) of the Securities Act. If the Company or anyone authorized by the Company engages in such communications, the Company will provide such communications to the Staff as requested.

Securities and Exchange Commission March 7, 2019

Our ultimate financial obligations to the buyers of our U.K. operations . . ., page 23

9.	Please disclose the factors that will determine the timing of the “Reinsurance to Close” transaction.

Response: The Company has revised the disclosure on page 26 of the Revised Draft Registration Statement in response to the Staff’s comment to clarify that the FAL Obligation will terminate contractually on June 30, 2020.

Risk Factors
Our amended and restated certificate of incorporation provides that the Court of Chancery . . ., page 38

10.	We note that the forum selection provision described on pages 38 and 140 of your filing identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in your governing documents and the related filing disclosure states this clearly.

Response: The Company has revised the disclosure on pages 40 and 147 of the Revised Draft Registration Statement in response to the Staff’s comment to clarify that the exclusive forum provision does not apply to certain claims, including those arising under federal securities laws and suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder.

Securities and Exchange Commission March 7, 2019

Use of Proceeds, page 45

11.	You appear to have no current specific plan for the proceeds from this offering. Please expand your disclosure to discuss the principal reasons for this offering as required by Item 504 of Regulation S-K. If proceeds will be used to discharge the Citizens Bank line of credit, please provide any additional disclosure that may be required by Instruction 4 of Item 504.

Response: The Company has revised the disclosure on page 47 of the Revised Draft Registration Statement in response to the Staff’s comment. The Company acknowledges the Staff’s reference to Instruction 4 of Item 504 and confirms it currently does not intend to use the proceeds of the offering to discharge the Citizens Bank line of credit.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Year Ended December 31, 2017 Compared to Year Ended December 31, 2016 Premiums, page 64

12.	Please revise your disclosure regarding premium growth in 2017 for each customer segment discussed to be more specific as to the underlying cause of the increases and decreases related to the specified niches discussed.

Response: The Company has revised the disclosure on pages 67 and 68 of the Revised Draft Registration Statement in response to the Staff’s comment. The Company has also included more specific disclosure of the underlying causes of premium changes in specified niches in the discussion relating to the year ended December 31, 2018 compared to the year ended December 31, 2017 on page 62 of the Revised Draft Registration Statement.

Financial Condition
Equity-based compensation, page 73

13.	Please provide us the following regarding your valuation of RSU and P Share awards:

•	for the market-based regression analysis used in the valuation of RSUs, disclose the significant assumptions used and why this methodology is appropriate;

•	please clarify which stock-option pricing modeling techniques you used to determine the valuation of the P Shares;

Securities and Exchange Commission March 7, 2019

•	whether and how you used the assistance of any third-party valuation specialist; and

•	if and how you used the guidance in the AICPA Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Response: The Company applied the guidance in the AICPA Valuation of Privately Held Company Equity Securities Issued as Compensation. Under the guidance, the Company considers itself as a Stage 5 level of enterprise development having recently achieved breakthrough measures of financial success and thereby a market approach to valuation is most appropriate per the guidance. Further, under the guidance, the Company considered the Public Company method to be most appropriate because there were no transactions by the Company of any kind to provide a basis for the application of other methods.

The following assumptions and data points were used for both the RSUs and P Shares:

•	The regression analysis was performed on both a Price/Book Value to ROE basis and a Price/Book Value to Excess Returns basis, and the mid-point of the result from both methods was selected.
•	Based on industry publications, an Equity Risk Premium of 5% was used in determining the cost of Capital Excess Returns.

The following additional assumptions and specifics as regards the P Shares only:

•	A Black-Scholes option pricing model was applied to the relevant pricing points of the P Share award structure to derive the fair value of the award.
•	A current stock price based on 1.32X book value was selected, and the midpoint of a Price/Book Value to ROE and a Price/Book Value to Excess Returns regression analysis was chosen, based on a peer group consisting of specialty property and casualty insurers closest to the Company’s size (ARGO, MKL, NAVG, RLI, WRB, JRBR, KNSL, AFSI).
•	A two-year duration was used to cover the length of the expected liquidity event efforts.
•	A risk free rate of 1.89% was applied, based on two-year US Treasuries.
•	Volatility of 22% was used, based on the peer group weekly observations over a two-year period ending March 2018.
•	The Company applied a non-marketability discount of 20%, which the Company considers a reasonable standard discount measure for awards of this kind. The Company did not consider whether there was a particular circumstance or aspect that would require a particular study.

Securities and Exchange Commission March 7, 2019

14.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and will provide such an analysis once an estimated offering price or range is determined.

Critical Accounting Estimates
Reserves for unpaid losses and LAE, page 78

15.	Please revise your disclosure to provide a sensitivity analysis of the impact on reported results, financial position and liquidity of reasonably likely changes in the assumptions underlying your most recent estimate of reserves for unpaid losses and LAE. See Section V of Release No. 33-8350.

Response: The Company has revised the disclosure on page 84 of the Revised Draft Registration Statement in response to the Staff’s comment.

Business

Our Company and Business Overview, page 84

16.	We note your disclosure that you typically only engage with one distribution partner for a given niche. To the extent you substantially dependent on agreements with distribution partners, please file them as exhibits to the registration statement, or tell us why this is not required. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and submits to the Staff that, given the diversification of the Company’s business and the number and relative size of its several niches, the Company is not substantially dependent on any of its agreements with distribution partners for a given niche. Therefore, the Company believes that the agreements are not required to be filed as material agreements under Item 601(b)(10)(ii)(B) of Regulation S-K.

Securities and Exchange Commission March 7, 2019

Management, page 110

17.	To the extent you provide prior employment history beyond the five year requirement of Item 401(e), please provide applicable years and provide all employment during the time period presented.

Response: The Company has revised the descriptions of business experience on pages 116 through 120 of the Revised Draft Registration Statement in response to the Staff’s comment.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Loss and Loss Adjustment Expenses, page F-13

18.	You state that you utilize a variety of standard actuarial methods to estimate your reserves. Please disclose in greater detail the basis for estimating the liabilities for unpaid claims and claim adjustment expenses. Include disclosure about the methodologies and assumptions used. Refer to ASC 944-40-50-1. Also, tell us and disclose if you included any changes in methods or assumptions during the periods presented as stipulated in ASC 944-40-50-4I.

Response: In response to the Staff’s comment, the Company has expanded the disclosure regarding its estimates of the liabilities for unpaid claims and claim adjustment expenses under the heading “Losses and Loss Adjustment Expenses” in the Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements included in the Revised Draft Registration Statement. The Company has also included disclosure about the methodologies or assumptions used on pages F-13 and F-14 of the Revised Draft Registration Statement.

The Company confirms there were no significant changes in methods or assumptions during the periods presented as stipulated in ASC 944-40-50-4I.

Securities and Exchange Commission March 7, 2019

13. Insurance Operations
Unpaid Losses, page F-32

19.	Please revise your table to separately present the related amount of reinsurance recoverable on unpaid claims for the beginning and ending balance of each fiscal year presented as required by ASC 944-40-50-3a and 3cc.

Response: In response to the Staff’s comment, the Company has revised the table on page F-33 of the Revised Draft Registration Statement to separately present the related amount of reinsurance recoverable on unpaid claims for the beginning and ending balance of each fiscal year presented as required by ASC 944-40-50-3a and 3cc.

20.	Please revise your disclosure to specifically address the underlying cause of the unfavorable development for each year reported at the niche level. Although you disclose the line/niche experiencing development, you do not disclose the reasons these lines/niches experienced development. For example, disclose why your Commercial Auto program experienced $33.2 million of unfavorable development in 2017. Explain whether frequency and/or severity were worse than expected and why they were worse. Refer to ASC 944-40-50-3.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on pages F-33 and F-34 of the Revised Draft Registration Statement to address the underlying cause of the development for each year reported at the niche level.

Incurred and Paid Claims Development, page F-32

21.	Please confirm that your IBNR for each unpaid losses and loss adjustment expenses-incurred table presented includes expected development on reported claims as required by ASC 944-40-50-4D.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-34 of the Revised Draft Registration Statement to clarify that IBNR for each unpaid losses and loss adjustment expenses incurred table presented includes expected development on reported claims as required by ASC 944-40-50-4D.

Securities and Exchange Commission March 7, 2019

22.	Regarding the “ULAE, discounting, and retro” reconciling item in the table at the bottom of page F-33, please tell us why it is appropriate to combine each item into one reconciling item. In your response:

•	tell us the amount of each separate item;

•	confirm that “retro” relates to your retroactive reinsurance agreements; and

•	tell us your rationale for the presentation of your retroactive reinsurance agreements in your loss development tables.

Response: The table below presents the amount of each separate item in the “ULAE, discounting, and retro” reconciling item:

$ in millions	December 31, 2018
ULAE reserves	43.9
Discounting of loss reserves	(37.0)
Retroactive reinsurance	12.1
Allowance for uncollectible reinsurance	10.6
Losses on general premium accrual	2.9
Total	32.5

The Company has included the breakout of these items and their amounts on page F-35 of the Revised Draft Registration Statement.

The Company confirms that “retro” relates to retroactive reinsurance agreements. Retroactive reinsurance agreements relate to assumed agreements relating to accident years prior to 2008. The Company does not have any amounts ceded under retroactive reinsurance agreements.

23.	From your chart on page 86, it appears that your “All Other Lines” incurred and paid loss development tables include lines with significantly different characteristics. In this regard it appears that these tables include your property, professional liability, inland marine, umbrella and miscellaneous lines of business. Please tell us how aggregation of these lines is consistent with the requirement in ASC 944-40-50-4H. In your response:

•	confirm which lines are included in your “All Other Lines” tables;

•	tell us the magnitude of each such line in terms of loss reserve at the most recent balance sheet date and current period loss expense; and

•	tell us how these lines do not have significantly different characteristics.

Securities and Exchange Commission March 7, 2019

Response: The Company’s “All Other Lines” include the following:

•	Commercial Multiple Peril
•	Ocean Marine
•	Special Property, Inland Marine, Earthquake Fire, Burglary
•	Fidelity Surety

The table below details the magnitude of each line item within our “All Other Lines,” inclusive of $11.2 million in accident years 2008 and prior as of and for the year ended December 31, 2018:

$ in millions	Loss Reserves	Loss Expense
Commercial Multiple Peril	83.2	50.6
Ocean Marine	37.1	9.6
Special Property, Inland Marine, Earthquake Fire, Burglary	13.8	19.5
Fidelity Surety	4.0	3.7
Exclude accident years prior to 2009	(6.3)	-
Total	131.8	83.4
Calendar year 2018 (Accident year 2018)		75.3
Calendar year 2018 (Accident years 2009-2017) YTD change		10.9
Calendar year 2018 (Accident years 2009 and prior) YTD change		(2.8)
Total		83.4

In preparing the net incurred and paid loss and loss expense development tables included in the Revised Draft Registration Statement, the Company considered the following factors:

Under paragraph 944-40-50-4H, the disclosures contemplated by paragraphs 944-40-50-4B through 50-4G and 944-40-50-5 are required to be aggregated or disaggregated so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics. Paragraph 944-40-55-9C provides examples of categories that might be appropriate to use to aggregate or disaggregate disclosures, which include, among other things, reportable segment as defined in Topic 280 on segment reporting, type of coverage and claim duration.

The Company has one reportable segment. The Company has aggregated in “All Other Lines” approximately 11.8% of the Company’s net reserves and no individual line of business is greater than 8% of the total net reserves. While these lines included in “All Other Lines” have significantly different characteristics, the Company’s rationale for aggregation is based on materiality of the amount of loss reserves and current period loss expense.

The level of disaggregation for the Company’s net incurred and paid loss expense development tables in the Revised Draft Registration Statement meets the requirements of ASC 944.

Securities and Exchange Commission March 7, 2019

24.	Please provide the disclosures required by ASC 944-40-50-4F with regards to the methodologies for:

•	determining the total IBNR plus expected development on reported claims and

•	calculating cumulative claim frequency information.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on pages F-34 of the Revised Draft Registration Statement with regards to the methodologies for determining the total IBNR plus expected development on reported claims and calculating cumulative claim frequency information.

15. Statutory Financial Information, page F-43

25.	Although you disclose the surplus of each of the domestic insurance companies is above the minimum amount required by the NAIC, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

Response: In response to the Staff’s comment, the Company has disclosed on page F-45 of the Revised Draft Registration Statement that the actual statutory capital and surplus is significantly above the amount of statutory capital and surplus necessary to satisfy regulatory requirements, as required under ASC 944-505-50-1b.

20. Segment Information, page F-47

26.	You disclose that you have one reportable segment and that you currently write insurance coverage in seven customer segments across a broad range of specialty lines of business and that within each customer segment, you have multiple niches which represent similar groups of customers. Please address the following:

•	Reconcile your term customer segment to operating segment and reportable segment as used in ASC 280-10. Clarify whether your customer segments are operating segments and explain to us why or why not.

Securities and Exchange Commission March 7, 2019

•	Provide us with an analysis under ASC 280-10-50-10 regarding each of your customer segments to illustrate why each of your customer segments are not reportable segments.

•	To the extent that each or some of your customer segments are operating segments provide us your analysis to support the aggregation of your customer segments. Refer to the criteria in ASC 280-10-50-11.

•	Also address your non-insurance operations, ProSight Specialty Insurance Brokerage, and ProSight Direct operations as to where these operations, for the purpose of segment reporting, are reported and why they are not considered separate reportable segments under the accounting literature.

Response: The Company acknowledges the Staff’s comment and provides the following analysis regarding management’s application of ASC 280-10-50 in identifying the Company’s operating segments and in aggregating those segments into a single reportable segment with respect to disclosure requirements.

The Company conducts its business through seven customer segments. “Customer segment” is an organizational construct used to align the management of the Company with its customer niches. Customer segments are not profit centers and have limited discrete financial information, such as gross premiums, gross commissions and gross loss ratios, as presented in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Revised Draft Registration Statement. They are not operating segments based on criteria established under ASC 280-10-50.

Historically, the chief operating decision maker (“CODM”) received monthly P&Ls for two operating segments: U.S. operations and U.K. operations. The U.K. operations have been discontinued and now the CODM only receives monthly results pertaining to the U.S. operations in total.

With respect to the Staff’s comment regarding the Company’s non-insurance operations, ProSight Specialty Insurance Brokerage and ProSight Direct operations, are internal distribution channels and the premiums generated by them are reported within the applicable customer segments and not separately.

Securities and Exchange Commission March 7, 2019

Schedule V
Valuation and Qualifying Accounts, page F-52

27.	Please revise your schedule to identify and separately present each major class of valuation and qualifying accounts as stipulated in Rule 12-09 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised Schedule V on page F-55 of the Revised Draft Registration Statement to identify and separately present each major class of valuation and qualifying accounts as stipulated in Rule 12-09 of Regulation S-X.

General

28.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.

Response: Proofs of all graphics that will be provided in the printed prospectus, including the inside front cover (gatefold) and back cover (inside and outside gatefold) of the prospectus, are contained in the Revised Draft Registration Statement. The Company advises the Staff that no additional graphics, visual or photographic information will be used in the printed prospectus other than those currently contained in the Revised Draft Registration Statement.

* * * * *

If you have additional questions or require any additional information with respect to the Revised Draft Registration Statement or this letter, please do not hesitate to contact me at (212) 558-7880 or yevnina@sullcrom.com.

Yours truly,

/s/ Abigail M. Yevnin

Abigail M. Yevnin

(Enclosure)

Securities and Exchange Commission March 7, 2019

cc:	Joseph J. Beneducci
Frank D. Papalia
(ProSight Global, Inc.)

Robert G. DeLaMater
C. Andrew Gerlach
(Sullivan & Cromwell LLP)